EXHIBIT 4

                        PRESS RELEASE OF

                          XIRCOM, INC.

                              DATED

                        JANUARY 16, 1997

              XIRCOM RECEIVES INVESTMENT FROM INTEL

           Companies Also Sign Three-Year, Technology and OEM Agreement to Further Advance Mobile Communications

Thousand  Oaks,  Calif., Jan. 16, 1997 -  Xircom,  Inc.  (NASDAQ:
XIRC), the leader in connectivity solutions for mobile professionals, announced today that the company has signed an agreement with Intel Corporation, the world's largest chip maker (NASDAQ: INTC), in which Intel will purchase a 12.5 percent interest in Xircom (2.5 million shares) and acquire warrants to obtain an additional 7.5 percent of the company's stock (1.5 million shares). The value of the initial Intel equity investment in Xircom is $52 million.

In addition, Xircom and Intel have signed a three-year technology and multi-million dollar OEM agreement. As a result, the companies plan to work together to further advance mobile connectivity solutions for high-performance business computing.

"Xircom  is  the  key  provider of mobile network  solutions  and shares Intel's goal to provide high-performance networking technology that advances the connected PC," said Mark Christensen, vice president of Intel's Internet and
Communications Group and general manager of Intel's Network Products Division. "By working together, Intel and Xircom will evolve the network connectivity industry and fulfill a very real customer need in using high-performance, Intel architecture-based mobile PCs as strategic business tools."

"The corporate alliance brings together world leaders in mobile connectivity and microprocessors to jointly deliver desktop connectivity performance to mobile computers," said Dirk I. Gates, chairman, president and chief executive officer of Xircom, Inc. "This agreement also signals a growing trend that notebooks can be a flexible and strategic alternative for desktop PCs. Both firms are committed to delivering solutions designed for today's as well as tomorrow's portable computing environments."

Xircom Corporate Background. Founded in 1988, Xircom is the leading manufacturer of PC Card communications products for connecting mobile and remote portable computer users to corporate networks, the Internet, and other online services from a wide variety of locations. World Wide Web: http://www.xircom.com.

Intel Corporate Background. Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking and communications products. Through innovative technologies, Intel is committed to advancing the connected PC for high performance business computing. Additional information is available at http://www.intel.com/pressroom.